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                  December 16, 2022

       Ben Miller
       Manager and Chief Executive Officer
       EFCAR, LLC
       2101 W. John Carpenter Freeway
       Irving, TX 75063

                                                        Re: EFCAR, LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed December 12,
2022
                                                            File No. 333-268757

       Dear Ben Miller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Structured Finance